



Nitty Gritty, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $124,000

Offering End Date: April 30, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Nitty Gritty, LLC

Founded: March 14, 2018

Address: 450 Balboa Street
San Francisco, CA 94118

Industry: Full-Service Restaurants

Employees: 19

Website: https://www.foghorntaproom.com/

Use of Funds Allocation:

If the maximum raise is met:

$117,800 (95.00%) – of the proceeds will go towards working capital- business expansion
$6,200 (5.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,403 Followers



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Business Metrics:

	FY21	FY22	YTD 12/31/2023
Total Assets	$258,538	$225,986	$253,501
Cash & Cash Equivalents	$15,864	$14,370	$41,391
Accounts Receivable	$0	$0	$0
Short-term Debt	-$6,233	-$6,366	$3,667
Long-term Debt	$152,597	$131,035	$109,072
Revenue	$1,485,021	$1,797,205	$1,990,388
Cost of Goods Sold	$514,890	$553,405	$588,069
Taxes	$0	$0	$0
Net Income	$17,678	$45,677	$962

Recognition:

Nitty Gritty, LLC (DBA Foghorn Taproom) is warm, inviting, and modern in feel. They offer a pleasing atmosphere, as well as a cozy setting for trying out local craft beers, small bites, and evening meals. Their goal is to provide the highest quality food and beer/wine, in a comfortable and sociable setting where their guests will feel welcomed and relaxed, enjoying exceptional hospitality and community. They were recently named as one of the San Francisco Chronicle's favorite affordable restaurants and have previously been featured in SF Eater and The Infatuation, as well.

About:

Nitty Gritty, LLC (DBA Foghorn Taproom) is a friendly neighborhood taproom serving chicken wings, fried chicken, and other locally sourced items together with San Francisco Bay Area craft beer and wine. It's a warm and welcoming neighborhood spot providing excellent service by employing the best people to care for their customers.

For more information, contact our Customer Support Team at support@thesmbx.com

SMB x